CUSIP No. 059690107	Page 1 of 20 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

BANCORP RHODE ISLAND, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

059690107
(CUSIP Number)

Mr. John W. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 059690107	Page 2 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 131,763
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 131,763

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,763
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 3 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 62,092
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 62,092

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 4 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 66,176
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 66,176

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 5 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 306,855
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 306,855

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 6 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 66,176
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 66,176

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,176
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 7 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 373,031
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 373,031

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,031
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 8 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 373,031
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 373,031

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,031
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 9 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 373,031
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH:	10	SHARED DISPOSITIVE POWER 373,031

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,531
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 059690107	Page 10 of 20 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 113,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 113,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 059690107	Page 11 of 20 Pages

Item 1.	Security and Issuer

        This Schedule 13D/A relates to the common stock, par value $0.01 per share (“Common Stock”), of Bancorp Rhode Island, Inc. (the “Company” or “BancorpRI”). The address of the principal executive offices of the Company is One Turks Head Place, Providence, Rhode Island 02903-2219.

Item 2.	Identity and Background

        This Schedule 13D/A is being filed jointly by the parties identified below. All of the filers of this Schedule 13D/A are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to this Schedule 13D/A.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP; and

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and as individuals.

        (a)-(c)     This Schedule 13D/A is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

CUSIP No. 059690107	Page 12 of 20 Pages

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP, and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer and Mr. Lashley, as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 374,531 shares of Common Stock of the Company acquired at an aggregate cost of $13,531,840.

        The amount of funds expended by Financial Edge Fund to acquire the 131,763 shares of Common Stock it holds in its name is $4,782,442. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Banc of America Securities LLC (“Banc of America”) on such firms’ usual terms and conditions.

        The amount of funds expended by Financial Edge Strategic to acquire the 62,092 shares of Common Stock it holds in its name is $2,230,976. Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

CUSIP No. 059690107	Page 13 of 20 Pages

        The amount of funds expended by Focused Fund to acquire the 113,000 shares of Common Stock it holds in its name is $4,051,802. Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 66,176 shares of Common Stock it holds in its name is $2,413,578. Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by Banc of America on such firms’ usual terms and conditions.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name was $35,408. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 500 shares of Common Stock he holds in his name was $17,634. Such funds were provided from Mr. Lashley’s personal funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group, has margin or other loans outstanding secured by Common Stock except Financial Edge Strategic which effected margin transactions on Banc of America’s usual terms and conditions.

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s ninth amendment to its initial Schedule 13D filing. The PL Capital Group owns 8.2% of BancorpRI based upon the Company’s aggregate outstanding 4,554,485 shares of Common Stock. PL Capital Group’s intent is to influence the policies of BancorpRI and assert PL Capital Group’s shareholder rights, with a goal of maximizing the value of the Common Stock.

        At the Annual Meeting of Stockholders of the Company held on May 21, 2008, no director nominees put forth by the PL Capital Group were elected to the Company’s Board of Directors.

        On June 11, 2008, Mr. Lashley sent a shareholder derivative demand letter to the Board of Directors of Bancorp Rhode Island demanding an investigation to determine if President & CEO Merrill Sherman, CFO & Treasurer Linda Simmons or any other employee, officer or director of the Company violated certain securities laws and the Company’s policies. A copy of this letter is attached as Exhibit 2 to this Schedule 13D/A. Also, on June 11, 2008, Mr. Lashley sent a complaint letter to the Audit Committee of the Board of Bancorp Rhode Island relating to the above-referenced investigation of potential violations of certain securities laws and the Company’s policies by Ms. Sherman, Ms. Simmons and other employees, officers and directors of the Company. A copy of this letter is attached as Exhibit 3 to this Schedule 13D/A.

CUSIP No. 059690107	Page 14 of 20 Pages

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D/A, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D/A. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D/A are calculated based upon the number of outstanding shares of Common Stock, 4,554,485, reported as the number of outstanding shares as of May 1, 2008, in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008.

        The PL Capital Group made the following transactions in the Common Stock within the past 60 days.

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases and sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed:

Date	Number of Shares Purchased/(Sold)	Price per Share	Total Proceeds/ (Cost)
5-15-08	(3,989)	$31.97	$ 127,469

5-16-08	(300)	32.11	9,581

5-30-08	400	32.99	(13,246)

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

CUSIP No. 059690107	Page 15 of 20 Pages

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchases and sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed:

Date	Number of Shares Purchased/(Sold)	Price per Share	Total Proceeds/ (Cost)
5-15-08	(2,000)	$31.97	$63,890

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchases and sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed:

Date	Number of Shares Purchased/(Sold)	Price per Share	Total Proceeds/ (Cost)
5-15-08	(4,000)	$31.97	$127,821

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

CUSIP No. 059690107	Page 16 of 20 Pages

(D)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchases and sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed:

Date	Number of Shares Purchased/(Sold)	Price per Share	Total Proceeds/ (Cost)
5-15-08	(2,500)	$31.97	$79,876

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

CUSIP No. 059690107	Page 17 of 20 Pages

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

(I)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley has made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D/A was filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 059690107	Page 18 of 20 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.
2	Demand Letter, dated June 11, 2008, to Board of Directors.
3	Complaint Letter, dated June 11, 2008, to Audit Committee of Board of Directors.

CUSIP No. 059690107	Page 19 of 20 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 059690107	Page 20 of 20 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: June 16, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

EXHIBIT 2

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

JUNE 11, 2008

VIA FACSIMILE AND OVERNIGHT DELIVERY

Members of the Board of Directors
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, RI 02903

Re:	Demand that the Board of Directors Investigate the Recent Actions of President & CEO Merrill Sherman, Chief Financial Officer & Treasurer Linda Simmons et al for (1) Selective Disclosure of Material Non-Public Information in Violation of Regulation FD, (2) Distributing on Behalf of Bancorp Rhode Island Proxy Materials Containing Material Omissions and Misrepresentations in Violation of Rule 14a-9 and (3) Violations of Bancorp Rhode Island’s Code of Ethics and Code of Ethical Conduct For Executive Officers and Senior Financial Officers

Dear Board Members:

        I am the record holder of 500 shares of common stock of Bancorp Rhode Island, Inc. (as evidenced by certificate BRI0389 dated May 30, 2006). I am also the beneficial holder of over 8% of the total shares outstanding, as reflected in Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on March 13, 2008. Pursuant to Sections 7-1.2-711(c) and 7-1.2-805(d) of the Rhode Island Business Corporation Act, I hereby make a derivative demand upon Bancorp Rhode Island, Inc. (“Bancorp Rhode Island,” the “Company” or “BARI”) to:

(1)	impanel a special committee of the Board of Directors of Bancorp Rhode Island comprised solely of independent directors (the “Independent Committee”) to investigate thoroughly, on behalf of the Company, whether President & CEO Merrill Sherman, Chief Financial Officer & Treasurer Linda Simmons or any other employee, officer or director of Bancorp Rhode Island made, or caused to be made, among other things, any material omissions or misstatements or selective non-public disclosures to RiskMetrics Group, Inc. (formerly Institutional Shareholder Services) (“ISS”) or anyone else concerning Bancorp Rhode Island’s projected financial results (and in particular its efficiency ratio), the scope of the assignment of the investment bank retained by the Company and any other actions taken in order to improperly influence the outcome of the election of directors at the Company’s 2008 Annual Meeting; and whether by doing so:

(a)	President & CEO Merrill Sherman placed her personal interests ahead of the Company’s interests in order to entrench herself as a Director, particularly given that she faced the potential loss of her Board seat at the Annual Meeting;

Board of Directors of Bancorp Rhode Island, Inc.

(b)	President & CEO Merrill Sherman and CFO & Treasurer Linda Simmons or other members of management made selective disclosure of material non-public information to ISS or others in violation of SEC Regulation FD; and

(c)	President & CEO Merrill Sherman and CFO & Treasurer Linda Simmons or other members of management caused to be distributed on behalf of the Company a definitive proxy statement and other proxy materials that contained material omissions and misrepresentations in violation of Rule 14a-9 of the Securities Exchange Act of 1934.

(2)	Given that such conduct, if proven, is a serious violation of generally accepted standards of corporate governance, the specific requirements of Bancorp Rhode Island’s Code of Ethics and Code of Ethical Conduct for Executive Officers and Senior Financial Officers (collectively, the “Codes of Ethics”), and a potential violation of SEC rules and regulations, I demand that the Board remove immediately any employee, officer or director of Bancorp Rhode Island that is found to have made, or caused to be made, any of these material omissions or misstatements or selective non-public disclosures, or was aware that these actions occurred without reporting them promptly to the Audit Committee of Bancorp Rhode Island (as required by the Company’s governance documents).

Damage to Bancorp Rhode Island

        Unfortunately, these events have seriously damaged Bancorp Rhode Island’s reputation, goodwill and credibility in the marketplace. If Ms. Sherman and her management team did indeed make or cause someone else to have made any misstatements to ISS or anyone else concerning Bancorp Rhode Island’s projected financial performance (particularly its efficiency ratio) or willingness to pursue “all” strategic alternatives, they certainly lack the integrity and commitment to ethical behavior that Bancorp Rhode Island demands of its employees, officers and directors. If such a determination is made, I demand that the Board remove immediately, on behalf of the Company, those individuals as employees, officers and/or directors of Rhode Island Bancorp, as the case may be.

        Further, these events have cost the Company valuable time and money. If Ms. Sherman and her management team had been able to (1) publicly commit to obtaining an efficiency ratio of at least 65% in the short term, (2) publicly demonstrate that the investment bank engaged by the Company was honestly tasked with, and was indeed seeking, “all” strategic alternatives for the Company, and (3) conduct themselves with highest levels of integrity and commitment to ethical behavior in their interactions with the PL Capital Group, then it is entirely possible that the Company could have avoided a very costly proxy contest (the Company estimated its costs at $195,000 in its definitive proxy statement). The Company could also have avoided this complaint and the time and money that it will take to address the issues identified in this letter.

Summary of Violations of Regulation FD and Rule 14a-9

Board of Directors of Bancorp Rhode Island, Inc.

        By making selective disclosure of the ability to achieve a lower efficiency ratio to ISS behind closed doors (and perhaps to other shareholders, if the conduct of Ms. Sherman and her management team with ISS is any indication), Ms. Sherman, Ms. Simmons and the management of the Company painted a picture of Bancorp Rhode Island’s projected financial performance that is far rosier that the projections Ms. Sherman and her management team are willing to publicly commit to achieving. I can understand Ms. Sherman’s unwillingness to be held to the rosier projected financial performance as it can only be obtained by achieving the lower efficiency ratio that the PL Capital Group has argued must be achieved, while she has argued such a lower efficiency ratio is impossible. In Bancorp Rhode Island’s own words: “BancorpRI has consistently communicated its position on its efficiency ratio to its shareholders. As a young and growing company, BancorpRI has made investments that have contributed to a higher efficiency ratio, but these investments have also produced superior shareholder value.” And yet when convenient for their purposes, Ms. Sherman and her management team apparently claimed to ISS that they could achieve a much lower efficiency ratio in the short term, in clear contradiction to Bancorp Rhode Island’s proxy disclosures.

        The issue of a lower efficiency ratio is material because it was one of the primary issues in the 2007 and 2008 proxy contests and is one of the primary issues in the ongoing dialogue between PL Capital Group and Bancorp Rhode Island. So, the omission of Bancorp Rhode Island’s ability to achieve a significantly lower efficiency ratio in the short term in the definitive proxy statement and other proxy materials was a material omission that violated Rule 14a-9.

        The April 3, 2008 disclosure related to the investment bank is material because this was also a key issue in the proxy contest. As you may be aware, the Company announced in its proxy materials that an investment bank was “evaluating (BancorpRI’s) current operations” and providing the Company with “strategic insight on the banking industry marketplace and all potential value-creating opportunities.” The PL Capital Group noted at the time that it had significant doubts about the actual nature and scope of the investment bank’s involvement, and it unsuccessfully called on the Company to publicly clarify the nature and scope of the investment bank’s assignment. It appears that this material statement in the proxy materials may have been a manipulative attempt by the Company to deflect PL Capital Group’s proxy contest. The Independent Committee should investigate whether the investment bank’s engagement actually included a specific and serious analysis of all potential strategic alternatives and value creating opportunities, including a sale or merger of the Company.

Summary of Violations of the Codes of Ethics

        The Company’s Codes of Ethics require the Company’s officers and directors to adhere to practices that are in accordance with the letter and spirit of applicable federal and state laws, and to conduct themselves “on the basis of moral and ethical principles reflecting the highest standards of business and individual behavior.” It is vitally important that they follow the highest standards of professional and ethical conduct in performing their duties if the Company is to be successful in its endeavors. Indeed, the Code of Ethics rightly states that the success and reputation of the Company “will be determined, in no small part, on the standard of personal and professional integrity with which its employees, officers, and directors conduct themselves.”

        Maintaining the highest standards of professional and ethical conduct is even more important for the Company’s executive officers and senior financial officers. As the Code of Ethical Conduct for Executive Officers and Senior Financial Officers stresses, these individuals are “in a unique position to ensure that the interests of Bancorp Rhode Island’s shareholders, employees and customers are protected.” So, they must “set an exemplary standard” of professional and ethical behavior.

Board of Directors of Bancorp Rhode Island, Inc.

        The violations of Regulation FD and Rule 14a-9 discussed in this letter, if proven, are a serious violation of the Codes of Ethics. Any employee, officer (particularly executive officers such as Ms. Sherman and Ms. Simmons) or director that is found to have made, or caused to be made, any material omissions or misstatements or selective non-public disclosures, or was aware that these actions occurred without reporting them promptly to the Audit Committee of Bancorp Rhode Island (as required by the Company’s governance documents), should be removed immediately.

Background Information on ISS Statement

        To assist you in your investigation, I provide you with the following background information on the statement made to ISS.

        As you know, Bancorp Rhode Island’s director nominees were elected at the Company’s annual shareholder meeting on May 21, 2008. I believe that this result was achieved with proxy disclosure by Bancorp Rhode Island that contained material omissions and misrepresentations (as discussed above). Further it appears that Ms. Sherman, Ms. Simmons and the management of the Company made selective disclosure to ISS (and perhaps to other shareholders, if their conduct with ISS is any indication) to sway ISS to recommend a vote in its favor, even though the selective disclosure contradicted its proxy disclosures.

        ISS’ report recommending that shareholders vote in favor of Bancorp Rhode Island’s director nominees instead of PL Capital Group’s director nominees cited as one of ISS’ reasons for making its recommendation that “Management informed ISS that it expects BARI’s efficiency ratio to decline to 65 percent in the short-term, closer to its peer group average of 61 percent.” This material non-public information, selectively disclosed to ISS by Ms. Sherman, Ms. Simmons and the management of the Company to help secure ISS’ recommendation, runs contrary to Bancorp Rhode Island’s publicly disclosed earnings guidance of earnings per share of $1.94 to $1.99 for fiscal 2008; contradicts proxy disclosures made by Bancorp Rhode Island; runs contrary to Wall Street analysts’ earnings estimates for 2008 and 2009; and was omitted from Bancorp Rhode Island’s definitive proxy statement and additional proxy materials.

        Bancorp Rhode Island’s management initially claimed that it “does not believe” that it made such a statement to ISS. In a subsequent letter to PL Capital Group, Bancorp Rhode Island’s outside legal counsel stated among other things that “Bancorp Rhode Island, Inc. is not the guarantor of assessments made by third parties with respect to its financial performance,” and referred to the matter as “the misstatement contained in the recent report of ISS Governance Services.” These conflicting statements make it unclear whether Bancorp Rhode Island was claiming that management might have said it, or said it inadvertently with no basis to support it, or as its legal counsel claimed, management did not say it at all and the ISS report was simply wrong.

        Following Bancorp Rhode Island’s contradictory claims, ISS weighed in to make it very clear that ISS believed Bancorp Rhode Island made the disclosure to ISS. While ISS contended that the statement had no “material” impact on its overall recommendation, the statements themselves were very material to the proxy contest, are material to investors’ ongoing evaluation of Bancorp Rhode Island and goes to the heart of the ongoing dialogue between Bancorp Rhode Island and the PL Capital Group. The issue of a lower efficiency ratio is material because it was the one of the primary issues in the 2007 and 2008 proxy contests between PL Capital Group and Bancorp Rhode Island and is one of the primary issues in the ongoing dialogue between the PL Capital Group and Bancorp Rhode Island. For over two years, the PL Capital Group has called on the management of Bancorp Rhode Island to lower its efficiency ratio to 55-60%, in line with industry and peer averages. For reference, Bancorp Rhode Island’s actual efficiency ratio was 75.6% in 2006, 73.0% in 2007 and 71.6% in Q1 2008. Every Wall Street research analyst who covers Bancorp Rhode Island has earnings estimates for 2008 and 2009 which result in a 70%+ efficiency ratio, in sharp contrast to Bancorp Rhode Island’s selective disclosure to ISS that it would achieve a much lower efficiency ratio (65%) closer to that of its peers (61%) in the short term.

Board of Directors of Bancorp Rhode Island, Inc.

        The materiality of the statement is clear because the achievement of a “65% efficiency ratio in the short term” would result in earnings per share guidance that is significantly higher than the 2008 annual earnings per share guidance that Bancorp Rhode Island publicly disclosed in its January 2008 conference call. The PL Capital Group calculates that a 65% efficiency ratio achieved through a reduction in expenses would equate to earnings per share of $2.51 for fiscal 2008. To arrive at a 65% efficiency ratio through an increase in revenues would equate to earnings per share of $2.78 for fiscal 2008. This range is materially above Bancorp Rhode Island’s publicly disclosed earnings guidance of earnings per share of $1.94 to $1.99 for fiscal 2008.

        By making selective disclosure of the ability to achieve a lower efficiency ratio to ISS behind closed doors (and perhaps to other shareholders, if the conduct of Ms. Sherman and her management team with ISS is any indication), Ms. Sherman, Ms. Simmons and the management of the Company painted a picture of Bancorp Rhode Island’s projected financial performance that is far rosier that the projections Ms. Sherman and her management team are willing to publicly commit to achieving. I can understand Ms. Sherman’s unwillingness to be held to the rosier projected financial performance as it can only be obtained by achieving the lower efficiency ratio that the PL Capital Group has argued must be achieved, while she has argued such a lower efficiency ratio is impossible. And yet when convenient for their purposes Ms. Sherman and her management team apparently claimed to ISS that they could achieve a much lower efficiency ratio in the short term, in clear contradiction to Bancorp Rhode Island’s proxy disclosures.

        In short, there is nothing in Bancorp Rhode Island’s proxy materials, public filings, 2008 public earnings guidance or published Wall Street research analyst reports that suggest that Bancorp Rhode Island is going to achieve a 65% efficiency ratio in the short term or intermediate term (namely, 2008 and 2009). It appears that Bancorp Rhode Island’s senior management, fearing defeat in the proxy contest (including the loss of a Board seat by CEO Merrill Sherman, who was up for election) took advantage of a private meeting with ISS (the most influential proxy advisor in the country as well as in this contest) to selectively disclose material non-public information that Bancorp Rhode Island had no reason to believe it could achieve, in order to sway the recommendation of ISS.

Board of Directors of Bancorp Rhode Island, Inc.

        When the ISS report came out, including the disputed comment attributed directly to Bancorp Rhode Island’s management, Bancorp Rhode Island initially did not dispute it publicly or privately with ISS. Instead, Bancorp Rhode Island proudly issued a press release touting ISS’ recommendation for Bancorp Rhode Island’s nominees. It was only after the PL Capital Group challenged Bancorp Rhode Island on the 65% or lower efficiency ratio disclosure that Bancorp Rhode Island began to try to address the issue. Even then Bancorp Rhode Island refused to address the issue forthrightly, and backtracked from (we “do not believe” we said that) to then refuting the statement (it was a “misstatement in the report of ISS Corporate Governance Services”).

        Interestingly, ISS’ final published proxy alert respecting the proxy contest categorically disputes Bancorp Rhode Island’s denials, and makes it clear that the ISS’ analysts stand behind their original report and the disclosure made by Bancorp Rhode Island regarding the efficiency ratio. I suspect that Bancorp Rhode Island’s management made the disclosure, without basis, to influence ISS and win the proxy contest, and was tripped up by the public disclosure of their comment in the ISS report. ISS analysts take detailed notes in their meetings and I find it highly unlikely that they misheard such a specific and important disclosure.

        In closing, I reiterate my demand that Bancorp Rhode Island impanel the Independent Committee to investigate thoroughly, on behalf of the Company, whether President & CEO Merrill Sherman, Chief Financial Officer & Treasurer Linda Simmons or any other employee, officer or director of Bancorp Rhode Island made, or caused to be made, the material omissions and misstatements and selective non-public disclosures discussed above. If any of them are found to have been involved in these violations, or aware of these violations without reporting them to the Audit Committee, then prompt action should be taken to remove them. If you have any questions with respect to any of the foregoing, please contact the undersigned at (973) 360-1666. Thank you for your time and attention to this matter.

Very truly yours, /s/ Richard J. Lashley Richard J. Lashley

Enclosures

cc:	John W. Palmer PL Capital Group Phillip M. Goldberg Foley & Lardner LLP

EXHIBIT 3

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

JUNE 11, 2008

VIA FACSIMILE AND OVERNIGHT DELIVERY

Members of the Audit Committee
  of the Board of Directors
Bancorp Rhode Island, Inc.
One Turks Head Place
Providence, RI 02903

Re:	Demand that the Audit Committee Investigate the Recent Actions of President & CEO Merrill Sherman, Chief Financial Officer & Treasurer Linda Simmons et al for (1) Selective Disclosure of Material Non-Public Information in Violation of Regulation FD, (2) Distributing on Behalf of Bancorp Rhode Island Proxy Materials Containing Material Omissions and Misrepresentations in Violation of Rule 14a-9 and (3) Violations of Bancorp Rhode Island’s Code of Ethics and Code of Ethical Conduct For Executive Officers and Senior Financial Officers

Dear Members of the Audit Committee:

        I am the record holder of 500 shares of common stock of Bancorp Rhode Island, Inc. (as evidenced by certificate BRI0389 dated May 30, 2006). I am also the beneficial holder of over 8% of the total shares outstanding, as reflected in Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on March 13, 2008. Pursuant to the charter of the Audit Committee, as the Committee is tasked with the oversight and monitoring of the Company’s financial reporting and disclosure, and with the Company’s compliance with applicable legal and regulatory requirements, I hereby demand that the Committee take action to investigate and address the following (I note for the Committee’s information that I have made a derivative demand of the Board of Directors based on the material errors and omissions and selective disclosure discussed in this letter):

(1)	Whether President & CEO Merrill Sherman, Chief Financial Officer & Treasurer Linda Simmons or any other employee, officer or director of Bancorp Rhode Island, Inc. (“Bancorp Rhode Island,” the “Company” or “BARI”) made, or caused to be made, among other things, any material omissions or misstatements or selective non-public disclosures to RiskMetrics Group, Inc. (formerly Institutional Shareholder Services) (“ISS”) or anyone else concerning Bancorp Rhode Island’s projected financial results (and in particular its efficiency ratio), the scope of the assignment of the investment bank retained by the Company and any other actions taken in order to improperly influence the outcome of the election of directors at the Company’s 2008 Annual Meeting; and whether by doing so:

(a)	President & CEO Merrill Sherman placed her personal interests ahead of the Company’s interests in order to entrench herself as a Director, particularly given that she faced the potential loss of her Board seat at the Annual Meeting;

Audit Committee of Bancorp Rhode Island, Inc.

(b)	President & CEO Merrill Sherman and CFO & Treasurer Linda Simmons or other members of management made selective disclosure of material non-public information to ISS or others in violation of SEC Regulation FD; and

(c)	President & CEO Merrill Sherman and CFO & Treasurer Linda Simmons or other members of management caused to be distributed on behalf of the Company a definitive proxy statement and other proxy materials that contained material omissions and misrepresentations in violation of Rule 14a-9 of the Securities Exchange Act of 1934.

(2)	Given that such conduct, if proven, is a serious violation of generally accepted standards of corporate governance, the specific requirements of Bancorp Rhode Island’s Code of Ethics and Code of Ethical Conduct for Executive Officers and Senior Financial Officers (collectively, the “Codes of Ethics”), and a potential violation of SEC rules and regulations, I demand that the Committee recommend to the Company’s Board of Directors that the Board remove immediately Ms. Sherman, Ms. Simmons or any other employee, officer or director of Bancorp Rhode Island that is found to have made, or caused to be made, any of these material omissions or misstatements or selective non-public disclosures, or was aware that these actions occurred without reporting them promptly to the Committee (as required by the Company’s governance documents).

Damage to Bancorp Rhode Island

        Unfortunately, these events have seriously damaged Bancorp Rhode Island’s reputation, goodwill and credibility in the marketplace. If Ms. Sherman and her management team did indeed make or cause someone else to have made any misstatements to ISS or anyone else concerning Bancorp Rhode Island’s projected financial performance (particularly its efficiency ratio) or willingness to pursue “all” strategic alternatives, they certainly lack the integrity and commitment to ethical behavior that Bancorp Rhode Island demands of its employees, officers and directors. If such a determination is made, I demand that the Audit Committee recommend to the Board of Directors that any such employees, officers or directors be removed immediately.

        Further, these events have cost the Company valuable time and money. If Ms. Sherman and her management team had been able to (1) publicly commit to obtaining an efficiency ratio of at least 65% in the short term, (2) publicly demonstrate that the investment bank engaged by the Company was honestly tasked with, and was indeed seeking, “all” strategic alternatives for the Company, and (3) conduct themselves with highest levels of integrity and commitment to ethical behavior in their interactions with the PL Capital Group, then it is entirely possible that the Company could have avoided a very costly proxy contest (the Company estimated its costs at $195,000 in its definitive proxy statement). The Company could also have avoided this letter and the complaint letter that has been sent to the Board of Directors, and the time and money that it will take to address the issues identified in this letter and the complaint letter.

Board of Directors of Bancorp Rhode Island, Inc.

Summary of Violations of Regulation FD and Rule 14a-9

        By making selective disclosure of the ability to achieve a lower efficiency ratio to ISS behind closed doors (and perhaps to other shareholders, if the conduct of Ms. Sherman and her management team with ISS is any indication), Ms. Sherman, Ms. Simmons and the management of the Company painted a picture of Bancorp Rhode Island’s projected financial performance that is far rosier that the projections Ms. Sherman and her management team are willing to publicly commit to achieving. I can understand Ms. Sherman’s unwillingness to be held to the rosier projected financial performance as it can only be obtained by achieving the lower efficiency ratio that the PL Capital Group has argued must be achieved, while she has argued such a lower efficiency ratio is impossible. In Bancorp Rhode Island’s own words: “BancorpRI has consistently communicated its position on its efficiency ratio to its shareholders. As a young and growing company, BancorpRI has made investments that have contributed to a higher efficiency ratio, but these investments have also produced superior shareholder value.” And yet when convenient for their purposes, Ms. Sherman and her management team apparently claimed to ISS that they could achieve a much lower efficiency ratio in the short term, in clear contradiction to Bancorp Rhode Island’s proxy disclosures.

        The issue of a lower efficiency ratio is material because it was one of the primary issues in the 2007 and 2008 proxy contests and is one of the primary issues in the ongoing dialogue between PL Capital Group and Bancorp Rhode Island. So, the omission of Bancorp Rhode Island’s ability to achieve a significantly lower efficiency ratio in the short term in the definitive proxy statement and other proxy materials was a material omission that violated Rule 14a-9.

        The April 3, 2008 disclosure related to the investment bank is material because this was also a key issue in the proxy contest. As you may be aware, the Company announced in its proxy materials that an investment bank was “evaluating (BancorpRI’s) current operations” and providing the Company with “strategic insight on the banking industry marketplace and all potential value-creating opportunities.” The PL Capital Group noted at the time that it had significant doubts about the actual nature and scope of the investment bank’s involvement, and it unsuccessfully called on the Company to publicly clarify the nature and scope of the investment bank’s assignment. It appears that this material statement in the proxy materials may have been a manipulative attempt by the Company to deflect PL Capital Group’s proxy contest. The Audit Committee should investigate whether the investment bank’s engagement actually included a specific and serious analysis of all potential strategic alternatives and value creating opportunities, including a sale or merger of the Company.

Summary of Violations of the Codes of Ethics

        The Company’s Codes of Ethics require the Company’s officers and directors to adhere to practices that are in accordance with the letter and spirit of applicable federal and state laws, and to conduct themselves “on the basis of moral and ethical principles reflecting the highest standards of business and individual behavior.” It is vitally important that they follow the highest standards of professional and ethical conduct in performing their duties if the Company is to be successful in its endeavors. Indeed, the Code of Ethics rightly states that the success and reputation of the Company “will be determined, in no small part, on the standard of personal and professional integrity with which its employees, officers, and directors conduct themselves.”

Board of Directors of Bancorp Rhode Island, Inc.

        Maintaining the highest standards of professional and ethical conduct is even more important for the Company’s executive officers and senior financial officers. As the Code of Ethical Conduct for Executive Officers and Senior Financial Officers stresses, these individuals are “in a unique position to ensure that the interests of Bancorp Rhode Island’s shareholders, employees and customers are protected.” So, they must “set an exemplary standard” of professional and ethical behavior.

        The violations of Regulation FD and Rule 14a-9 discussed in this letter, if proven, are a serious violation of the Codes of Ethics. Any employee, officer (particularly executive officers such as Ms. Sherman and Ms. Simmons) or director that is found to have made, or caused to be made, any material omissions or misstatements or selective non-public disclosures, or was aware that these actions occurred without reporting them promptly to the Audit Committee of Bancorp Rhode Island (as required by the Company’s governance documents), should be removed immediately.

Background Information on ISS Statement

        To assist you in your investigation, I provide you with the following background information on the statement made to ISS.

        As you know, Bancorp Rhode Island’s director nominees were elected at the Company’s annual shareholder meeting on May 21, 2008. I believe that this result was achieved with proxy disclosure by Bancorp Rhode Island that contained material omissions and misrepresentations (as discussed above). Further it appears that Ms. Sherman, Ms. Simmons and the management of the Company made selective disclosure to ISS (and perhaps to other shareholders, if their conduct with ISS is any indication) to sway ISS to recommend a vote in its favor, even though the selective disclosure contradicted its proxy disclosures.

        ISS’ report recommending that shareholders vote in favor of Bancorp Rhode Island’s director nominees instead of PL Capital Group’s director nominees cited as one of ISS’ reasons for making its recommendation that “Management informed ISS that it expects BARI’s efficiency ratio to decline to 65 percent in the short-term, closer to its peer group average of 61 percent.” This material non-public information, selectively disclosed to ISS by Ms. Sherman, Ms. Simmons and the management of the Company to help secure ISS’ recommendation, runs contrary to Bancorp Rhode Island’s publicly disclosed earnings guidance of earnings per share of $1.94 to $1.99 for fiscal 2008; contradicts proxy disclosures made by Bancorp Rhode Island; runs contrary to Wall Street analysts’ earnings estimates for 2008 and 2009; and was omitted from Bancorp Rhode Island’s definitive proxy statement and additional proxy materials.

        Bancorp Rhode Island’s management initially claimed that it “does not believe” that it made such a statement to ISS. In a subsequent letter to PL Capital Group, Bancorp Rhode Island’s outside legal counsel stated among other things that “Bancorp Rhode Island, Inc. is not the guarantor of assessments made by third parties with respect to its financial performance,” and referred to the matter as “the misstatement contained in the recent report of ISS Governance Services.” These conflicting statements make it unclear whether Bancorp Rhode Island was claiming that management might have said it, or said it inadvertently with no basis to support it, or as its legal counsel claimed, management did not say it at all and the ISS report was simply wrong.

Board of Directors of Bancorp Rhode Island, Inc.

        Following Bancorp Rhode Island’s contradictory claims, ISS weighed in to make it very clear that ISS believed Bancorp Rhode Island made the disclosure to ISS. While ISS contended that the statement had no “material” impact on its overall recommendation, the statements themselves were very material to the proxy contest, are material to investors’ ongoing evaluation of Bancorp Rhode Island and goes to the heart of the ongoing dialogue between Bancorp Rhode Island and the PL Capital Group. The issue of a lower efficiency ratio is material because it was the one of the primary issues in the 2007 and 2008 proxy contests between PL Capital Group and Bancorp Rhode Island and is one of the primary issues in the ongoing dialogue between the PL Capital Group and Bancorp Rhode Island. For over two years, the PL Capital Group has called on the management of Bancorp Rhode Island to lower its efficiency ratio to 55-60%, in line with industry and peer averages. For reference, Bancorp Rhode Island’s actual efficiency ratio was 75.6% in 2006, 73.0% in 2007 and 71.6% in Q1 2008. Every Wall Street research analyst who covers Bancorp Rhode Island has earnings estimates for 2008 and 2009 which result in a 70%+ efficiency ratio, in sharp contrast to Bancorp Rhode Island’s selective disclosure to ISS that it would achieve a much lower efficiency ratio (65%) closer to that of its peers (61%) in the short term.

        The materiality of the statement is clear because the achievement of a “65% efficiency ratio in the short term” would result in earnings per share guidance that is significantly higher than the 2008 annual earnings per share guidance that Bancorp Rhode Island publicly disclosed in its January 2008 conference call. The PL Capital Group calculates that a 65% efficiency ratio achieved through a reduction in expenses would equate to earnings per share of $2.51 for fiscal 2008. To arrive at a 65% efficiency ratio through an increase in revenues would equate to earnings per share of $2.78 for fiscal 2008. This range is materially above Bancorp Rhode Island’s publicly disclosed earnings guidance of earnings per share of $1.94 to $1.99 for fiscal 2008.

        By making selective disclosure of the ability to achieve a lower efficiency ratio to ISS behind closed doors (and perhaps to other shareholders, if the conduct of Ms. Sherman and her management team with ISS is any indication), Ms. Sherman, Ms. Simmons and the management of the Company painted a picture of Bancorp Rhode Island’s projected financial performance that is far rosier that the projections Ms. Sherman and her management team are willing to publicly commit to achieving. I can understand Ms. Sherman’s unwillingness to be held to the rosier projected financial performance as it can only be obtained by achieving the lower efficiency ratio that the PL Capital Group has argued must be achieved, while she has argued such a lower efficiency ratio is impossible. And yet when convenient for their purposes Ms. Sherman and her management team apparently claimed to ISS that they could achieve a much lower efficiency ratio in the short term, in clear contradiction to Bancorp Rhode Island’s proxy disclosures.

        In short, there is nothing in Bancorp Rhode Island’s proxy materials, public filings, 2008 public earnings guidance or published Wall Street research analyst reports that suggest that Bancorp Rhode Island is going to achieve a 65% efficiency ratio in the short term or intermediate term (namely, 2008 and 2009). It appears that Bancorp Rhode Island’s senior management, fearing defeat in the proxy contest (including the loss of a Board seat by CEO Merrill Sherman, who was up for election) took advantage of a private meeting with ISS (the most influential proxy advisor in the country as well as in this contest) to selectively disclose material non-public information that Bancorp Rhode Island had no reason to believe it could achieve, in order to sway the recommendation of ISS.

Board of Directors of Bancorp Rhode Island, Inc.

        When the ISS report came out, including the disputed comment attributed directly to Bancorp Rhode Island’s management, Bancorp Rhode Island initially did not dispute it publicly or privately with ISS. Instead, Bancorp Rhode Island proudly issued a press release touting ISS’ recommendation for Bancorp Rhode Island’s nominees. It was only after the PL Capital Group challenged Bancorp Rhode Island on the 65% or lower efficiency ratio disclosure that Bancorp Rhode Island began to try to address the issue. Even then Bancorp Rhode Island refused to address the issue forthrightly, and backtracked from (we “do not believe” we said that) to then refuting the statement (it was a “misstatement in the report of ISS Corporate Governance Services”).

        Interestingly, ISS’ final published proxy alert respecting the proxy contest categorically disputes Bancorp Rhode Island’s denials, and makes it clear that the ISS’ analysts stand behind their original report and the disclosure made by Bancorp Rhode Island regarding the efficiency ratio. I suspect that Bancorp Rhode Island’s management made the disclosure, without basis, to influence ISS and win the proxy contest, and was tripped up by the public disclosure of their comment in the ISS report. ISS analysts take detailed notes in their meetings and I find it highly unlikely that they misheard such a specific and important disclosure.

        In closing, I reiterate my demand that the Audit Committee take immediate action to investigate thoroughly whether President & CEO Merrill Sherman, Chief Financial Officer & Treasurer Linda Simmons or any other employee, officer or director of Bancorp Rhode Island made, or caused to be made, the material omissions and misstatements and selective non-public disclosures discussed above. If any of them are found to have been involved in these violations, or aware of these violations without reporting them to the Audit Committee, then prompt action should be taken to remove them. If you have any questions with respect to any of the foregoing, please contact the undersigned at (973) 360-1666. Thank you for your time and attention to this matter.

Very truly yours, /s/ Richard J. Lashley Richard J. Lashley

Enclosures

cc:	John W. Palmer PL Capital Group Phillip M. Goldberg Foley & Lardner LLP